SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For May 16, 2002

i-CABLE Communications Limited
(Translation of registrant's name into English)

Cable TV Tower
9 Hoi Shing Road
Tsuen Wan, N.T., Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

i-CABLE Communications Limited Annual Report 2001

有線寬頻 i-CABLE

i-CABLE COMMUNICATIONS LIMITED

Annual Report 2001



有線電視 CABLE TV

2002 FIFA WORLD CUP KOREA JAPAN

OFFICIAL BROADCASTER


CABLE TV

ABOUT THE COMPANY

i-CABLE Communications Limited is Hong Kong's leading integrated communications company that owns and operates one of two near universal broadband telecommunications networks in the territory; creates its own multimedia contents; and offers Pay TV and Internet including Broadband services at the same time.

The Group's mission is to connect the people of Hong Kong with its growing portfolio of information, entertainment and telecommunications services to enhance their lifestyles.

CONTENTS

2001 RESULTS HIGHLIGHTS

STRATEGIC MARKET POSITION STARTS TO PAY DIVIDEND

- Turnover increased by HK$282 million (or 17%) to HK$1,931 million.
- EBITDA increased by HK$172 million (or 39%) to HK$614 million due to operating leverage. EBITDA margin improved by 5 points to 32%.
- Operating profit improved by HK$187 million to HK$180 million.
- Net profit increased by HK$147 million (or 735%) to HK$167 million.
- Dividend of 2.5 cents per share recommended.
- Net cash balance including long term deposits maintained at over HK$1,500 million.
- Positive free cashflow reported after capital expenditure.
- Favourable incremental cost structure provides comfortable cushion to compete.

ROBUST AND CONSISTENT GROWTH


HK$ Million
2000
1500
1000
500
0
-500
-1000
96
97
98
99
00
01
Year

PAY TV

OPERATING PROFIT ROSE TO HK$349 MILLION

- Subscribers grew by 8% to over 560,000.
- Turnover increased by 4% to HK$1,595 million.
- Operating profit increased by 66% to HK$349 million.
- Anti-piracy measures have helped to contain further revenue erosion after August.
- Digital initiatives introduce new programming and revenue opportunities.

INTERNET & MULTIMEDIA

REVENUE TRIPLED & OPERATING PROFIT STARTED IN SECOND HALF

- Broadband rollout and market penetration among fastest in the world.
- Clear Early Mover Advantage in network, sales and servicing infrastructures.
- Broadband subscribers more than tripled to 160,000.
- Turnover more than tripled to HK$336 million.
- EBITDA margin rose to 39% in the second half of 2001 (28% for the full year).
- Operating profit achieved in the second half of 2001. Full year operating loss improved by 56% to HK$50 million.


Pay TV Subscribers
In Thousands
600
500
400
300
200
100
0
308
385
522
560
94
95
96
97
98
99
00
01 Year


Broadband Subscribers
In Thousands
160
140
120
100
80
60
40
20
0
100
160
Jun 00
Dec 00
Jun 01
Dec 01

CHAIRMAN'S STATEMENT

OVERVIEW

I am pleased to report that the Group once again achieved consistent, robust growth in 2001 in spite of competition and a weak economy.

Turnover for the Group increased by 17% to HK$1,931 million, with Broadband access emerging as a key revenue driver. Due to our significant operating leverage, EBITDA increased by 39% to HK$614 million to achieve an EBITDA margin of 32%, 5 percentage points higher than that in the preceding year.

Driven by this robust underlying business, net profit attributable to shareholders grew by 735% to HK$167 million (HK$20 million in 2000), notwithstanding a sharp fall in the interest income earned by the Group's stable cash position. Earnings per share was HK$0.08 (HK$0.01 in 2000).

In anticipation of consistent, sturdy growth being sustained in the coming few years, and in view of the Group's operating and financial position, the Board recommends the payment of a final dividend of 2.5 cents per share for the year. This would represent the first ever dividend paid by the Company.

The healthy and sustained cashflow from the Group's core operation more than covered the incremental capital expenditure required during the year to roll out new services and build market share aggressively. A net cash balance including long-term deposits of over HK$1,500 million was maintained as at the end of 2001.

These results once again validated the significant operating leverage the Group has in generating returns from its early investments. The strategic market position built up by the Group over the years could be matched by few competitors and is beginning to pay dividend.

PAY TV

To enhance its leadership position and competitiveness in Pay TV, the Group has started to digitise its production, broadcasting and distribution facilities. Digitisation will not only bring greater efficiency to programme production, it will also facilitate multimedia content development, expand channel capacity and provide better security to protect subscription revenue. In addition, it will pave the way for the introduction of interactive television and transactional services when the technology and market are ready.

The operating environment remains fluid. Although the newly licensed operators have so far posed little competitive threat to the Group, the proliferation of unauthorised access to our service has caused an increase in subscriber churn and a decline in the yield per customer, which combined to erode significant revenue from the



Stephen T.H. Ng
Chairman, President and
Chief Executive Officer

CHAIRMAN'S STATEMENT



Senior management team (from left): Vincent Lam, Samuel Wong, Samuel Tsang, May Fung, Paul Lo, Simon Yu, Benjamin Tong, Garmen Chan, Eric Lo

Group. Piracy has become our number one competitor.

Active steps are being taken to curb piracy, including enhancement of the encryption of the existing analogue service and introduction of a much more secure digital service in substitution. These initiatives have since the fourth quarter of 2001 helped to reverse the steady trend of revenue erosion during the first 3 quarters and will be stepped up in 2002. The Group expects to convert close to half of its subscribers to its digital service by the second quarter of 2002. At the same time, concerted efforts are being made to seek more effective legislative protection in Hong Kong and enforcement on both sides of the border.

In spite of these unfavourable factors and against a generally weak market, subscribers increased by 8% to pass the 560,000 mark by the end of the year, attributable to aggressive marketing and enhanced programming. Revenue increased by a modest 4% to HK$1,595 million but operating profit increased by 66% to HK$349 million due to our high operating leverage.

Working on the assumption that the newly licensed operators will be stepping up their efforts in the course of 2002, the Group continues to focus its attention on enhancement of programming, distribution, marketing and customer service. We are optimistic that our strategic market position will help us to compete in the market.

INTERNET & MULTIMEDIA

With our estimated market share growing rapidly to over 30% in the residential sector, the Group's position as one of the two largest Broadband service providers in Hong Kong further consolidated during the year. Once again, our strategic market position and early mover advantage proved to be very significant competitive advantages.

Our Broadband access subscriber base tripled to 160,000 during the year, which helped turnover to more than tripled to HK$336 million. Due to our very competitive cost structure, EBITDA improved by HK$160 million to HK$94 million (to achieve an EBITDA margin of 28%) and operating loss improved by HK$63 million to HK$50 million, after all costs shared with Pay TV have been fully allocated.

Significantly, EBITDA margin increased to 39% and a small operating profit was achieved in the second half of 2001 to illustrate how this business is rapidly turning into a profit contributor as well.

CONCLUSION

Despite the weak market environment and economic conditions that prevailed in 2001, the Group's forward looking investment strategy and timely introduction of new services when they are proven in overseas markets have enabled the Group to outperform the market. As a result, the Group was able to report sustained, robust growth.

On behalf of the Board, I wish to take this opportunity to thank all of our customers, employees, business partners and shareholders for their full support in good times as well as bad.

In particular, I wish to thank Mr Gonzaga Li for his leadership before he stepped down as Chairman in August 2001.

The Group's business foundation is solid, our cost structure is competitive and our early investments are beginning to pay dividends. However, there is absolutely no place for complacency in the rapidly changing environment in which we operate. We continue therefore to build the Company for the future so that we can be ready to seize new opportunities when they arise.

Stephen T.H. Ng
Chairman, President and
Chief Executive Officer

Hong Kong, March 14, 2002


體育台


Committed

PAY TV

Parading the world's most exciting sports programmes including the 2002 FIFA World Cup this summer, Cable Sports Channel is the channel of choice for avid sports fans. i-CABLE operates Hong Kong's leading Pay TV service and is committed to procuring premier programmes of all genres to meet the tastes of different viewers.

PAY TV

In spite of the economic downturn, a net subscriber growth of 8% was recorded for the year to increase the subscriber base to over 560,000. This was achieved in the face of severe "competition" from pirated access to our service, which increased the hurdle for us in the acquisition of new subscribers and caused an increase in the loss of existing subscribers at the same time.

The average monthly churn rate increased to 1.8%, compared to a historical average of 1.5% per month. ARPU declined by 7% to HK$232 per month because of the loss of high yield subscribers to piracy and the subsequent special promotional offers to replace them. Following prompt counter-actions taken during the year, this trend started to show signs of a modest reversal before the economic downturn began to exacerbate consumer sentiments in the fourth quarter.

In this unfavourable operating environment, turnover for Pay TV





increased by 4% to HK$1,595 million. EBITDA increased by 5% to HK$634 million while operating profit increased by 66% to HK$349 million.

Various measures have been introduced to curb the proliferation of piracy since last year. In the near term, regular software changes on our more vulnerable analogue transmission platform are forcing the pirates to constantly upgrade. In the longer term, a more secure digital transmission platform is being rolled out.

All of the premises covered by our network are already receiving the digital signal and digital convertors are being installed. On the MMDS distribution network, the more vulnerable analogue signal has already been turned off in the northern and other parts of the SAR; it will be completely withdrawn by the end of this month. On the fibre optic network, the analogue signal has also started to be withdrawn on a building-by-building basis.

Initial evidence suggests that these anti-piracy measures are starting to produce results. Subscriber penetration started to recover in those buildings where the analogue signal has been turned off. At the same time, additional channels made possible by digitisation will be introduced beginning in April this year to attract more subscribers and more revenues.

As we continue to invest to enhance signal security, programming, marketing and customer service, coupled with the exclusive carriage of all matches of the 2002 FIFA World Cup in the upcoming June, the Group is optimistic about subscriber growth in the course of this year.




i-CABLE
STATION


Access

INTERNET & MULTIMEDIA

i-CABLE's broadband service enables unlimited access to the cyberworld. Two years after its launch, i-CABLE is already one of two clear leaders in the broadband market in Hong Kong, with an estimated 30% market share in the residential sector.

INTERNET & MULTIMEDIA

In 2001, the Group further consolidated its market position for Broadband access in Hong Kong. Its clear edge in rapid rollout and its well-established marketing and service provisioning infrastructure combined to enable its Broadband service to close the gap on the market leader quickly and to significantly outperform all other competitors. By the end of 2001, service was available to over 1.6 million homes in over 8,800 buildings. Subscribers more than tripled to 160,000 to raise the estimated market share to about 30% in the residential sector. ARPU was little changed from 2000 at HK$224 per month.

As a result of that, turnover from this core business more than tripled to HK$336 million. Due to a very competitive cost structure, EBITDA improved by HK$160 million to HK$94 million (to achieve an EBITDA margin of 28%) and net operating loss improved by HK$63 million to HK$50 million, after all


轉用有線寬頻
轉用有線寬頻
轉用有線寬頻
轉用有線寬頻


i-CABLE STATION
GO

costs shared with Pay TV have been fully allocated. Significantly, EBITDA margin increased to 39% and a small operating profit was achieved in the second half of 2001. On an incremental basis, the margin for this rapidly growing business was even higher. With the rapid growth of the overall penetration of Broadband in the market, this business is expected to continue to represent our growth engine in the next few years.

Some progress was also made during the year to generate income from other sources. Several fee-charging portals were launched during the year, leveraging on the Group's rich TV content. They include portals on horse racing, stocks and adult entertainment.

At the same time, charging has also begun for access to other contents in the "walled garden", including news, sports, movies, fortune and games. Revenue contribution is limited at this stage but the cost of operation is also very limited.

In less than two years after its launch, the Broadband service has already validated its position as a key business growth engine, fulfilling the Group's vision in expanding its revenue base. Competition is expected to be keener this year as the marketplace approaches commoditisation. However, the Group's Early Mover Advantage, together with its strong customer service and marketing experience, will enable it to prevail over the competition.

新聞二台





Relevance

PROGRAMMING SERVICES

Cable News travels to far corners to bring the hottest and most updated news to viewers. i-CABLE's wide array of programmes, likewise, transcend all boundaries; their depth and breadth suit the tastes of all in the family.

PROGRAMMING SERVICES

The Group continued to build on its core strengths of news, movies and sports during 2001. We have also started to upgrade our production and broadcast facilities to a digital platform to better position us to take on the competition and to prepare us for the rollout of new services and future expansion.

After nearly a year of design and construction, the Digital News Centre was recently unveiled. As the first fully digitised news production centre in Hong Kong, it deploys the latest digital shooting, editing and broadcasting technologies to significantly reduce production time and enhance efficiency. It will also facilitate multimedia content development and generate new revenue opportunities. In subsequent phases, other production facilities will be progressively upgraded to digital as Hong Kong moves further into the new digital television age.

The Digital News Centre is expected to become fully operational by early April. It





will allow Cable News to continue to achieve its mission as being the fastest and most updated news service in town. New viewership records were set during the terrorist attacks in New York and Washington D.C. on September 11 as the 24-hour Cable News was the first local broadcaster to break the news and brought vivid live pictures to viewers in Hong Kong. Viewership continued to stay high subsequent to that event.

The carriage of international news channels including CNN, CNBC and BBC World add further strength to our news platform.

Our other programming platforms were also enhanced during the year. The sports platform was further strengthened when ESPN and STAR Sports were added to our own Cable Sports. That allowed us to dominate sports viewing and attracted subscribers.

The live and exclusive coverage on Cable Sports of all of the 64 matches in 2002 FIFA World Cup played in South Korea and Japan this summer will provide an additional impetus. In particular, the fact that the China national team has qualified for its first ever World Cup final will make it a historical event. A total of 6 channels will be fully dedicated to World Cup coverage during this period to offer a superb viewing experience never before available in Hong Kong.

In terms of total viewership, our movie platform represented our most-watched channels. The combination of the local channels that we originate, focusing on popular local titles and selected Hollywood and international titles, as well as the international channels specialising in Hollywood titles including HBO, Cinemax and STAR Movies represents by far the strongest line-up of any kind of movies that a viewer could find in Hong Kong.

Together, channels originated by the Group or licensed from business partners consistently capture a viewership share of over 30% in competition with the longer-established broadcasters. This is an area where we will be devoting more resources in 2002.



rketing Infr
互 聯 互
A member of the i-CABL
有線寬頻通訊集團
i-CABLE



ialMIF
tructure in Hong Kong
nmunications Group

Added Value

GLOBAL MEDIA IN FORCE LIMITED (GMIF)

Global Media in Force Limited, the exclusive agent for commercial airtime sales of i-CABLE's TV service, adds value for both subscribers and advertising clients by creating an e-catalogue and shopping platforms in the cyberworld.

GLOBAL MEDIA IN FORCE LIMITED (GMIF)

2001 was a challenging year for GMIF because of weakness in the market and severe competition. However, revenue from commercial airtime sales still achieved double-digit growth if the exceptional revenue generated by Euro 2000 a year ago is excluded. Looking forward, the exclusive carriage of the 2002 FIFA World Cup is expected to bring substantial revenue growth in 2002.

In addition to offering "on-target" commercial airtime on CABLE TV, GMIF adds value to the advertisers with the creation of an e-catalogue value platform, 21126888.com. An online shopping directory "SmartShop" was launched in April to provide CABLE TV viewers a reliable platform to buy quality products such as VCDs, DVDs, books, games and music products. In addition, e-Programme Listing was also launched in October to provide viewers with the most updated programme schedules while on the other hand providing advertisers with an additional medium for their promotional campaigns.


21126888.com
VCD/DVD
VCD熱賣
DVD熱賣
SmartDVD
最新商品
特別推介
History
Search
Scrapbook
Page Holder






Quality

CUSTOMER MANAGEMENT SERVICES

Backed by a well-established infrastructure, i-CABLE's professional team of sales, customer management and service personnel work incessantly round the clock to provide quality service to subscribers. Shaolin represents the pinnacle of Chinese martial arts. Likewise, the all round customer management services of i-CABLE is matched by few operators in town.

CUSTOMER MANAGEMENT SERVICES

During the year, the rapid growth in business volume and new initiatives taken to enhance our distribution platform combined to give our customer management and services a great challenge. Once again, the infrastructure that the Group has established over the years stood up well against the challenge.

On top of achieving a very high rate of successfully fulfilling new customer orders, the technical and customer service teams responded to additional demands as a result of digitisation of our network infrastructure and the migration of our microwave service to another radio frequency. The latter project required the installation of new reception devices in over a thousand buildings and was successfully completed in August. The former continues into this year and the team is now proceeding at full steam to meet




CABLE TV

the first target of installing over 200,000 digital set-top boxes before the 2002 FIFA World Cup kicks off at the end of May. The co-ordination and management tasks that are required of this massive exercise are daunting but our highly professional team has already devised innovative working and operational methods to overcome this challenge.

In 2001, our technical team handled on average 48,000 service orders a month, ranging from Pay TV and Broadband installation, maintenance, service calls and disconnection. Our two hotline centres handled close to 450,000 calls a month. On top of simply increasing manpower to cope with the expansion of our customer base, the Group invested to streamline work processes and then to automate these processes to ease the pressure on more human resources. This has allowed us to contain our headcount growth and therefore our operating expenses.

Over the years, the Group has successfully built up a professional team of customer management and service personnel, backed up by investment in infrastructure. While our experience and infrastructure are matched by few, the modus operandus the Group has established in these areas are widely followed by the industry.




Reach Out

NETWORK AND TECHNOLOGY

i-CABLE owns and operates one of two near universal broadband telecommunications networks in Hong Kong. The network, which reaches out to over 1.9 million homes, is the backbone from which i-CABLE builds up its Pay TV and Broadband Internet services. i-CABLE will continue to introduce new applications and connect the people of Hong Kong with new services.

NETWORK AND TECHNOLOGY

Network Infrastructure
– Built for More Growth

In Thousands


2000
1800
1600
1400
1200
1000
800
600
400
200
0
96
97
98
99
00
01

● Total Pay TV Homes Passed
Fibre Homes Passed
○ Cable Modem Ready Homes

2001 saw substantial completion of the Group's network construction. Over 1.9 million homes were cable television ready by the end of 2001, out of which over 1.7 million or 90% were connected to the Group's high capacity two-way hybrid fibre coaxial network (HFC).

Broadband service was available to more than 1.6 million homes via an Internet Protocol (IP) overlay network. The HFC and IP networks will continue to expand in 2002 to approach near universality.

During the year, significant actions were also taken to upgrade the Group's networks. Migration of the microwave service to the 18 GHz spectrum was completed in August and migration to digital broadcasting began in the third quarter.





兒童台

2001 香港兒童





Getting Involved

CORPORATE AND COMMUNITY SERVICES

i-CABLE channels, in particular the Children Channel, are the media of choice for Government and community organisations to conduct community spirit promotion programmes. As a leading media company in Hong Kong, i-CABLE also actively involves in industry and community projects.

CORPORATE AND COMMUNITY SERVICES


2001 International
TV Programming
Hong Kong Cable TV Limited

Our vision is to become Hong Kong's leading media and telecommunications service provider. To turn our vision into reality, it is important that the ways we hire, train, reward and retain our employees support our vision and strategies.

We have invested in attracting, training and retaining the most able and committed people at all levels of the organisation, and are dedicated to providing a work environment that will help ensure our continued business achievements.

At i-CABLE, we see success as a never-ending process, one that simply does not allow for complacency or mediocrity. To continually increase the overall calibre of the organisation and strengthen the "pay-for-performance" culture, we have reengineered our performance management, compensation and reward programmes. Many elements of these programmes came into effect in 2001, with expansion planned for 2002. For example, we are rewarding



contribution based on performance criteria that are transparent and challenging to energise everyone to work harder and smarter. In 2002, we will be expanding this pay-for-performance system significantly, and all i-CABLE employees will have a portion of their compensation tied to the Company's results, the respective business unit's results and individual results, giving everyone a stake in the Company's success at all levels.


THE NEW YORK FESTIVALS
FINALIST AWARD
Presented in the year 2001 to
Hong Kong Cable TV Limited
for
"Chinese New Year Image:
Walk A Mile For A Noodle
Father & Son"

To deliver our strategy, we need to continually raise our productivity and operating efficiency to higher levels in terms of how we serve customers and how quickly we turn innovative ideas into effective business solutions. Our lean and efficient organisation structure allows us to create opportunities for everyone to share ideas through a variety of formal and informal channels resulting in greater innovation. At the same time, dedicated efforts have been made to streamline processes, making our employees more productive and allowing us to invest resources in important growth opportunities for the Group.

As a leading broadcasting and telecommunications service provider, i-CABLE has been actively participating in affairs of international and local professional and industry bodies to promote the well-being of the industry and the community at large.

Representatives from the Group continued to participate in various international and regional industry conferences. In Hong Kong, our programme channels continued to be the partner of choice for Government and community organisations to promote community spirit enhancement campaigns.

The Group continued to play a role in charity activities. Apart from participating in Community Chest fund-raising activities, the Group and its employees embarked on a voluntary project to promote information technology education by donating Broadband service and computers to the less privileged children of Po Leung Kuk.






Leading
Edge

OUTLOOK

i-CABLE is a clear leader in the media and telecommunications industries in Hong Kong. The Group's business foundation is solid, its cost structure is competitive and its early investments are paying dividends. It is building for the future and ready to scale new heights.

OUTLOOK

2002 will be a challenging year for the Group as economic recovery is still uncertain and as competition will not abate.

The first or early mover advantage the Group enjoys in the provision of Pay TV and Broadband access services has placed it in a good position to compete successfully. Its leadership position in Pay TV is built on a solid customer base and a well-established brand. Its leadership position in Broadband is built on a very competitive cost structure with significant operating leverage to prevail over the competition.

Combating piracy will remain a priority focus during the year. Looking further ahead, the Group will begin to look at new opportunities following digitisation of its television production and broadcasting facilities from the perspectives of both carriage and content provision.




NEWS
CENTRE
有線
新聞中心

On the Broadband front, the Group is examining products to upgrade its service, which would enhance operation efficiency as well as facilitate integration with the future voice service. Meanwhile, the trials for Voice over Internet Protocol (VoIP) service have returned good results and will continue with various product vendors before a final decision is made on when to roll out the voice service.

During the year, the Group has begun a trial service to provide a pan-regional satellite channel, targeting the Chinese communities in the Asia Pacific region. We are currently awaiting results of a landing right application in Mainland China before full scale expansion of the project.

The year that passed has seen the Group not only harvesting results from past investments but also sowing seeds to prepare for the future. When the economy turns around and as the technology and markets are ready, the Group will be ready to take the business to a new height.

FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION AND ANALYSIS

(i) Results of operations

In spite of the difficult economic environment, the Group continued to deliver consistent and robust growth in 2001. On the Pay TV business, widespread piracy and weak consumer sentiment slowed down our growth from the previous year. On the Internet & Multimedia business, however, we were able to exceed market expectations and consolidate our position as one of the two principal providers of Broadband access service in the market.

Turnover in 2001 increased by HK$282 million or 17% to HK$1,931 million, from HK$1,649 million in 2000. Internet turnover grew by HK$227 million or tripled with the rapid growth in Broadband subscribers being the driving force. However, Pay TV turnover grew by only HK$54 million or 4%. Internet turnover therefore accounted for 17% of total turnover in 2001, compared to 7% in 2000, and we expect it will continue to grow with the anticipated rapid increase in Broadband penetration in Hong Kong over the next few years.

The Group contained the increase in its total operating costs including depreciation to 6% due to the significant leverage of its business and disciplined cost control. Programming costs have been tightly controlled to rise by less than 8% to HK$602 million, notwithstanding the costs from the new carriage agreement with the STAR Group. Selling, general and administrative costs rose by 8% to HK$351 million mainly due to higher marketing, advertising and sales related staff costs. Network and other operating costs rose by 12% to HK$364 million, primarily attributable to increase in network and customer services costs associated with the rollout of the Broadband service.

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") rose by HK$172 million or 39% to HK$614 million, with EBITDA margin increasing to 32% from 27% in 2000. Depreciation decreased by 3% to HK$435 million as many of the analogue set-top boxes and TV production facilities become fully depreciated. Operating profit improved by HK$187 million to reach HK$180 million. However, interest income dropped by HK$43 million or 42% to HK$59 million as yield declined in a low interest environment while finance expense on the fixed rate convertible bonds remained flat at HK$72 million.

Net profit attributable to shareholders therefore grew seven-fold to reach HK$167 million in 2001, as compared to HK$20 million in 2000. Earnings per share were 8.3 cents as compared to 1.0 cent in 2000.

(ii) Segmental information

Pay Television

Turnover rose 4% to HK$1,595 million due mainly to subscriber growth. Pay TV subscribers grew 8% year-on-year to over 560,000. Churn rate increased to 1.8% per month from 1.5% in 2000 as a result of the piracy problem. ARPU declined by 7% to HK$232 per month, due mainly to the loss of higher yield subscribers to pirated viewing or for other reasons and replacement by lower yield subscribers. Notwithstanding the slower growth experienced for the year, there are encouraging signs that our anti-piracy measures are beginning to have a positive impact. The declining trend in Pay TV revenue started to stabilise in the fourth quarter of the year.

EBITDA increased by 5% to HK$634 million as the rise in operating cost before depreciation was controlled at 3%. EBITDA margin improved slightly from 39% to 40%. Depreciation decreased by HK$112 million to HK$285 million resulting from the expiration of the depreciation cycle for production equipment and decoders, and a higher portion of the depreciation on shared network infrastructure being allocated to the Internet & Multimedia Segment as the rollout of the Broadband service expanded. Operating profit rose by 66% to HK$349 million in 2001 as a result.

Internet & Multimedia

Turnover more than tripled to HK$336 million as Broadband subscribers increased by over 100,000 to nearly 160,000. Network rollout continued at a rapid pace as the number of Broadband ready homes exceeded 1.6 million by the end of the year. The subscriber growth resulted from a combination of more new homes passed as well as deeper penetration of existing homes passed. Penetration of Broadband ready homes increased from 6% in the beginning of the year to 10% at the end of the year. Our estimated market share of the residential Broadband market has grown to about 30% by the end of 2001. Notwithstanding increased competition from a few operators with inferior network coverage, ARPU for the Broadband service has been relatively stable at HK$224 as compared to HK$227 in 2000 while churn for the year was at slightly below 1% per month.

A positive EBITDA of HK$94 million was achieved in 2001 as compared to a negative EBITDA of HK$66 million in 2000 due to the rapid subscriber and turnover growth and competitive cost structure. EBITDA margin rose rapidly to 28% for the full year and reached 39% in the second half. Operating loss for the full year declined to HK$50 million from HK$113 million in 2000, as the segment started to report an operating profit in the second half of 2001.

MANAGEMENT DISCUSSION AND ANALYSIS *continued*

(iii) Liquidity and financial condition

The Group continues to be in a comfortable and stable financial position. Net cash from operating activities in 2001 amounted to HK$792 million. As at the end of financial year 2001, the Group had a current ratio of 162%, with HK$1,397 million of current assets against HK$862 million of current liabilities. Net cash balance amounted to HK$1,516 million including an investment of HK$312 million in long-term deposits to enhance the yield of the Group's surplus funds.

The Group's only significant borrowing was HK$1,800 million of convertible bonds held by the Wharf Group. The term of the bonds is to November 23, 2003, with interest at the rate of 4% per annum.

The ratio of net debt to total assets was 10% as at December 31, 2001. This gearing ratio was calculated as the ratio of long-term debt net of cash balance and long-term deposits to total assets net of cash balance and long-term deposits. Details regarding the Group's contingent liabilities are disclosed in Note 36 to the Accounts on pages 74 and 75.

The Group's assets, liabilities, revenues and expenses are mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies is pegged. The Group does not thereby expect to be affected to any significant extent by fluctuations in exchange rates.

The consolidated net asset value of the Group as at December 31, 2001 was HK$1,443 million, or HK$0.72 per share. Capital expenditure for the year was HK$626 million. This included HK$164 million for the rollout of the Broadband service, HK$171 million for construction of fibre and coaxial network, and HK$116 million for the digitisation of its news broadcasting facilities.

The main areas of future capital expenditures will consist of cable modems and equipment for the Broadband service, digital set-top boxes for the Pay TV service, network construction and digitisation of TV production facilities. As our fibre network and Broadband infrastructure rollout will be substantially completed in 2002, future capital expenditures are expected to become more subscriber and capacity driven. The Group expects internal reserves and cash flow from future operating activities will be more than sufficient to cover future capital expenditures required for the existing businesses.

(iv) Significant investments and acquisitions

The Group did not engage in any material acquisitions or disposals of subsidiaries or associates during the year.

(v) Prospects

Despite the weak market environment and economic conditions that prevailed in 2001, the Group's forward looking investment strategy and timely introduction of new services when they are proven in overseas markets have enabled the Group to outperform the market. As a result, the Group was able to report sustained, robust growth.

To enhance its leadership position and competitiveness, the Group has started to digitise its production, broadcasting and distribution facilities. Digitisation will not only bring greater efficiency to programme production, but will also facilitate multimedia content development, expand channel capacity and provide better security to protect subscription revenue. In addition, it will pave the way for the introduction of interactive television and transactional services when the technology and market are ready.

The Group's business foundation is solid, our cost structure is competitive and our early investments are beginning to pay dividends. However, there is absolutely no place for complacency in the rapidly changing environment in which we operate. We continue therefore to build the Company for the future so that we can be ready to seize new opportunities when they arise.

(vi) Employees' Remuneration

The Group had a total of 2,482 employees at the end of the year, which represented a 1.5% increase over the beginning of the year. Total salaries and related costs incurred in 2001 amounted to HK$732 million.

The Group operates an Employee Share Option Scheme. In February 2001, the Group issued stock options to all employees at that time, giving every member of staff a stake in the Group's continued success.

As part of our continuing efforts to increase the calibre and productivity of our staff and strengthen a "pay for performance" culture, we have been re-engineering our performance management, compensation and reward programmes. In 2002, we will be expanding our pay for performance system and all staff will have a portion of their compensation tied to the Company's and the individuals' performances.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2001.

Principal Activities and Trading Operations

The principal activity of the Company is investment holding and those of its subsidiaries are set out in Note 33 to the Accounts on pages 71 to 73.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 3 to the Accounts on page 59.

Subsidiaries

Particulars of the Company's subsidiaries at December 31, 2001 are set out in Note 33 to the Accounts on pages 71 to 73.

Results, Appropriations and Reserves

The results of the Group and appropriations of profits for the financial year ended December 31, 2001 are set out in the Consolidated Profit and Loss Account on page 48.

Movements in reserves during the financial year are set out in Note 30 to the Accounts on page 69.

Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is given on page 77.

Dividend

The Directors will recommend the payment on July 3, 2002 of a final dividend of 2.5 cents per share in respect of the financial year ended December 31, 2001, payable to shareholders on record as at June 6, 2002. This recommendation has been incorporated in the Accounts.

Property, Plant and Equipment

Movements in property, plant and equipment during the financial year are set out in Note 13 to the Accounts on page 64.

Bank Loans, Overdrafts and Other Borrowings

Particulars of all bank loans, overdrafts and/or other borrowings of the Company and the Group as at December 31, 2001 were all repayable on demand or within a period not exceeding one year and are set out in Note 23 to the Accounts on page 67.

Details of certain convertible bonds previously issued by the Company are set out in Note 31 to the Accounts on pages 69 and 70.

Donations

The Group made donations during the financial year totalling HK$336,000.

REPORT OF THE DIRECTORS *continued*

Directors

The Directors of the Company during the financial year were Mr. Gonzaga W. J. Li (resigned on August 23, 2001), Mr. Stephen T. H. Ng, Dr. David K. D. Hsu, Mr. F. K. Hu, Mr. John T. Hung, Mr. Victor C. W. Lo, Mr. Anthony J. N. Russell (retired on May 18, 2001), Dr. Dennis T. L. Sun (appointed on December 27, 2001), Mr. Paul Y. C. Tsui and Sir Gordon Y. S. Wu (appointed on October 24, 2001).

On August 23, 2001, Mr. Gonzaga W. J. Li resigned as Chairman and a Director of the Company, and Mr. Stephen T. H. Ng was elected to succeed Mr. Li as Chairman of the Company.

Subsequent to the year end, Mr. John T. Hung resigned as a Director of the Company with effect from February 1, 2002.

Dr. Dennis T. L. Sun and Sir Gordon Y. S. Wu, being appointed as Directors of the Company after the last Annual General Meeting, are due to retire from the Board in accordance with Article 78 of the Company's Articles of Association, and Mr. F. K. Hu and Mr. Paul Y. C. Tsui are also due to retire from the Board by rotation in accordance with Article 82, at the forthcoming Annual General Meeting. Being eligible, they offer themselves for re-election.

With the exception of the Chairman of the Company (who is not subject to retirement by rotation under the provisions of the Company's Articles of Association) together with Mr. F. K. Hu, Dr. Dennis T. L. Sun, Mr. Paul Y. C. Tsui and Sir Gordon Y. S. Wu (who are due to retire from the Board at the forthcoming Annual General Meeting as mentioned above), the remaining two present Directors would continue to serve on the Board for a term of one year and would become due to retire from the Board by rotation in 2003 in accordance with Article 82 of the Company's Articles of Association.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employer within one year without payment of compensation.

Directors' Interests in Shares

At December 31, 2001, Directors of the Company had the following beneficial interests in the securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")):

	No. of Ordinary Shares	Nature of Interest
The Company		
Mr. Stephen T. H. Ng	750,000	Personal interest
The Wharf (Holdings) Limited		
Mr. Stephen T. H. Ng	430,057	Personal interest
Harbour Centre Development Limited		
Mr. F. K. Hu	50,000	Corporate interest

Note: The 50,000 shares regarding 'Corporate Interest' in which Mr. F. K. Hu was taken to be interested as stated above was the interest held by a corporation in general meetings of which Mr. Hu was either entitled to exercise (or was taken under the SDI Ordinance to be able to exercise) or control the exercise of one-third or more of the voting power.

As at December 31, 2001, a Director of the Company had the following personal interests in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company:

Name of Director		No. of ordinary shares	Date granted	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options	Consideration paid for the options granted
Mr. Stephen T. H. Ng:	(i)	1,500,000	Feb 08, 2000	01/04/2001 to 31/12/2009	HK$10.49	HK$10
	(ii)	300,000	Feb 19, 2001	01/07/2002 to 31/12/2003	HK$3.30	HK$10
	(iii)	800,000	Feb 19, 2001	01/07/2002 to 31/12/2005	HK$3.30	HK$10

Save as disclosed above, as recorded in the register kept by the Company under section 29 of the SDI Ordinance in respect of information required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the SDI Ordinance or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests held as at December 31, 2001 by any Directors and Chief Executive of the Company in securities of the Company and its associated corporations (within the meaning of the SDI Ordinance), and

(ii) there existed during the financial year no rights to subscribe for equity or debt securities of the Company which were held by any Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

Substantial Shareholders' Interests

Given below are the names of all parties which were, directly or indirectly, interested in 10% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2001 as recorded in the register kept by the Company under section 16(1) of the SDI Ordinance:

	Names	No. of Ordinary Shares
(i)	Wharf Communications Limited (formerly known as Wharf Communications Investments Limited)	1,600,009,246
(ii)	The Wharf (Holdings) Limited	1,600,009,246
(iii)	WF Investment Partners Limited	1,602,624,303
(iv)	Wheelock and Company Limited	1,603,046,729
(v)	Bermuda Trust (Guernsey) Limited	1,603,046,729

Note: For the avoidance of doubts and double counting, it should be noted that duplication occurs in respect of all of the above-stated shareholdings to the extent that the shareholdings stated against parties (i) and (ii) above represent the same block of shares and are entirely duplicated or included in the shareholdings stated against party (iii) above, with the same duplication of the shareholdings in respect of (iii) in (iv) and (iv) in (v); all of the abovenamed parties were deemed to be interested in the relevant shareholdings under the SDI Ordinance as at December 31, 2001.

REPORT OF THE DIRECTORS *continued*

Interests in Contracts

No contract of significance in relation to the Company's business to which the Company, any subsidiary or holding company of the Company or any subsidiary of the Company's holding company was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

Management Contracts

On November 1, 1999, the Company entered into a management service agreement with Wharf Limited, a wholly-owned subsidiary of The Wharf (Holdings) Limited ("Wharf"), whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, the provision of services in relation to corporate finance for obtaining borrowings and the provision of management personnel and other general corporate services to the Group after the Company became a publicly-listed company in November 1999. Messrs. G. W. J. Li, S. T. H. Ng and P. Y. C. Tsui were Directors of both the Company and Wharf Limited during the year.

Arrangements to Purchase Shares or Debentures

At no time during the year was the Company, any of its subsidiaries or its holding company or any subsidiary of that holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception of the options to subscribe for ordinary shares of Wharf and the Company granted under Wharf's Executive Share Incentive Scheme (the "Wharf's Scheme") and the Company's Share Option Scheme (the "Company's Scheme") to certain executives of Wharf or its subsidiaries and certain employees of the Company or its subsidiaries respectively, some of whom were Directors of the Company during the year.

Under the rules of the two schemes (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules of the Hong Kong Stock Exchange from time to time in force), shares of Wharf and the Company would be issued at such prices, not being less than 90% and 80% of their respective average closing prices on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the boards of directors of Wharf and the Company respectively. During the year, certain shares of Wharf were allotted and issued to Mr. S. T. H. Ng, a Director of the Company, on his exercise of options under the Wharf's Scheme.

Under the Company's Scheme, certain options to subscribe for 50,034,000 ordinary shares of the Company were granted during the year to Mr. S. T. H. Ng, the Chairman of the Company, as well as to 1,801 full time employees of the Company or its subsidiaries under the Company's Scheme at a subscription price of HK$3.30 per share.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

Auditors

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, March 14, 2002

REPORT OF THE AUDITORS

KPMG

To the shareholders of i-CABLE Communications Limited

(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 48 to 76 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the company and of the group as at December 31, 2001 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, March 14, 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2001

	Note	**2001** **HK$'000**	2000 HK$'000
Turnover	*2,3*	**1,930,999**	1,649,401
Programming costs		**(601,731)**	(559,305)
Network and other operating expenses		**(364,100)**	(323,823)
Selling, general and administrative expenses		**(350,680)**	(323,669)
Depreciation		**(434,659)**	(449,294)
		(1,751,170)	(1,656,091)
Operating profit / (loss)	*3*	**179,829**	(6,690)
Interest income	*5*	**58,649**	101,254
Non-operating income / (expense)	*4*	**1,027**	(2,397)
Finance expense	*5*	**(72,013)**	(72,006)
Profit before taxation	*5*	**167,492**	20,161
Taxation	*6(a)*	**–**	–
Profit attributable to shareholders	*9*	**167,492**	20,161
Dividend attributable to the year			
Final dividend proposed after the balance sheet date	*10*	**50,350**	–
Earnings per share			
Basic	*11*	**8.3 cents**	1.0 cent
Diluted	*11*	**8.3 cents**	1.0 cent

The notes on pages 54 to 76 form part of these accounts.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended December 31, 2001

	Note	**2001 HK$'000**	2000 HK$'000
Deficit on revaluation of non-current financial assets and net loss not recognised in the consolidated profit and loss account	*30*	**(14,500)**	–
Net profit for the year		**167,492**	20,161
Total recognised gains and losses		**152,992**	20,161

The notes on pages 54 to 76 form part of these accounts.

CONSOLIDATED BALANCE SHEET

At December 31, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current assets			
Property, plant and equipment	*13*	**2,257,267**	2,072,463
Programming library	*14*	**210,620**	232,524
Non-current financial assets	*15*	**78,925**	93,425
Long term deposits	*17*	**312,000**	–
		2,858,812	2,398,412
Current assets			
Inventories	*19*	**36,475**	29,520
Accounts receivable from trade debtors	*20*	**98,023**	93,286
Prepayments and other receivables		**25,221**	28,444
Deposits		**17,173**	15,771
Amounts due from fellow subsidiaries	*21*	**7,757**	20,308
Cash and cash equivalents	*22*	**1,212,410**	1,540,940
		1,397,059	1,728,269
Current liabilities			
Bank overdrafts	*23*	**8,357**	7,830
Amounts due to trade creditors	*24*	**46,829**	42,116
Accrued expenses and other payables		**400,992**	466,385
Receipts in advance and customers' deposits		**390,280**	314,488
Taxation payable	*6(b)*	**2,088**	2,215
Amounts due to fellow subsidiaries	*26*	**12,831**	7,655
Amount due to immediate holding company	*27*	**500**	36,165
		861,877	876,854
Net current assets		**535,182**	851,415
Total assets less current liabilities		**3,393,994**	3,249,827
Capital and reserves			
Share capital	*29*	**2,014,000**	2,014,000
Reserves	*30*	**(570,625)**	(723,617)
		1,443,375	1,290,383
Non-current liabilities			
Interest-bearing borrowings	*31*	**1,800,000**	1,800,000
Deferred taxation	*32*	**150,619**	159,444
		1,950,619	1,959,444
		3,393,994	3,249,827

The notes on pages 54 to 76 form part of these accounts.

Approved and authorised for issue by the Board of Directors on March 14, 2002.

Stephen T. H. Ng
Chairman and Chief Executive Officer

Paul Y. C. Tsui
Director

COMPANY BALANCE SHEET

At December 31, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current assets			
Investment in subsidiaries	16	**8**	8
Amounts due from subsidiaries	18	**8,638,068**	8,706,303
		8,638,076	8,706,311
Current assets			
Prepayments and other receivables		**954**	634
Dividends receivable from a subsidiary		**500,000**	–
Cash and cash equivalents	22	**32**	80
		500,986	714
Current liabilities			
Bank overdrafts	23	**–**	68
Accrued expenses and other payables		**2,896**	4,201
Amounts due to subsidiaries	25	**4**	22,328
Amount due to a fellow subsidiary	26	**6,398**	6,010
Amount due to immediate holding company	27	**–**	36,000
		9,298	68,607
Net current assets / (liabilities)		**491,688**	(67,893)
Total assets less current liabilities		**9,129,764**	8,638,418
Capital and reserves			
Share capital	29	**2,014,000**	2,014,000
Reserves	30	**5,315,764**	4,824,418
		7,329,764	6,838,418
Non-current liabilities			
Interest-bearing borrowings	31	**1,800,000**	1,800,000
		9,129,764	8,638,418

The notes on pages 54 to 76 form part of these accounts.

Approved and authorised for issue by the Board of Directors on March 14, 2002.

Stephen T. H. Ng
Chairman and Chief Executive Officer

Paul Y. C. Tsui
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow from operating activities	*(a)*	**792,340**	627,879
Returns on investments and servicing of finance			
Interest received		**58,773**	103,424
Interest paid		**(108,013)**	(43,849)
Net cash (outflow) / inflow from returns on investments and servicing of finance		**(49,240)**	59,575
Taxation			
Hong Kong taxation paid		**(8,952)**	(7,314)
Investing activities			
Purchase of property, plant and equipment		**(641,466)**	(506,939)
Additions to programming library		**(113,495)**	(138,447)
Purchase of non-current financial assets		**–**	(93,425)
Proceeds from sales of property, plant and equipment		**3,756**	3,276
Investment in long-term deposits		**(312,000)**	–
Net cash outflow from investing activities		**(1,063,205)**	(735,535)
Net cash outflow before financing activities		**(329,057)**	(55,395)
Financing activities			
Listing expenses paid		**–**	(8,224)
Decrease in cash and cash equivalents		**(329,057)**	(63,619)
Effect of foreign exchange rates		**–**	2,599
Cash and cash equivalents at beginning of year		**1,533,110**	1,594,130
Cash and cash equivalents at end of year		**1,204,053**	1,533,110
Analysis of the balances of cash and cash equivalents			
Bank deposits and cash		**1,212,410**	1,540,940
Bank overdrafts		**(8,357)**	(7,830)
		1,204,053	1,533,110

The notes on pages 54 to 76 form part of these accounts.

NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow from operating activities

	2001	2000
	HK$'000	HK$'000
Profit before taxation	**167,492**	20,161
Finance expense	**72,013**	72,006
Interest income	**(58,649)**	(101,254)
Depreciation	**434,659**	449,294
Amortisation of programming library	**103,253**	106,151
(Profit) / loss on disposal of property, plant and equipment	**(1,027)**	2,397
Increase in inventories	**(2,812)**	(3,535)
Increase in accounts receivable from trade debtors	**(4,737)**	(12,655)
Decrease / (increase) in prepayments and other receivables	**3,099**	(6,699)
(Increase) / decrease in deposits	**(1,402)**	1,867
Decrease / (increase) in amounts due from fellow subsidiaries	**12,551**	(12,322)
Increase / (decrease) in amounts due to trade creditors	**2,143**	(2,129)
(Decrease) / increase in accrued expenses and other payables	**(15,546)**	20,248
Increase in receipts in advance and customers' deposits	**75,792**	94,441
Increase in amounts due to fellow subsidiaries	**5,176**	2,430
Increase in amount due to immediate holding company	**335**	77
Foreign exchange	**–**	(2,599)
Net cash inflow from operating activities	**792,340**	627,879

NOTES TO THE ACCOUNTS

1. Significant accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the recording of certain investments in securities at fair value as explained in the accounting policies set out below.

(c) Basis of consolidation

(i) Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

Controlled enterprises are enterprises which the Group has the power, directly or indirectly, to govern their financial and operating policies so as to obtain benefits from their activities. Controlled enterprises may include subsidiaries.

An investment in a controlled enterprise is consolidated into the consolidated accounts, unless it:

- is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below; or
- does not also meet the above definition of a subsidiary, in which case, it is accounted for in the consolidated accounts in the same way as an associate.

All material intra-Group transactions and balances are eliminated on consolidation.

(ii) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see Note 1(r) below).

For acquisitions on or after January 1, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see Note 1(r) below).

On disposal of a consolidated controlled enterprise during the year, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

1. **Significant accounting policies** *continued*

(d) Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and any accumulated impairment losses (see Note 1(r) below). Cost includes materials, labour and an appropriate proportion of overhead and borrowing costs directly attributable to acquisition, construction or production of such property, plant and equipment that necessarily take a substantial period of time to get ready for their intended use. Estimated cost of dismantling and removing the property, plant and equipment and restoring the site, to the extent that it is recognised as a provision under Statement of Standard Accounting Practice ("SSAP") 28 "Provisions, contingent liabilities and contingent assets" issued by the Hong Kong Society of Accountants, is also included.

Depreciation is provided on a straight-line basis on the cost of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from five to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is provided on a straight-line basis on the cost of other assets at rates determined by the estimated useful lives of the assets of two to 40 years.

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%
Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%
Leasehold land	Shorter of 40 years and unexpired term of land leases
Buildings	2.5%
Leasehold improvements	8.33%

(e) Programming library

Programming library consists of commissioned programming and acquired programming costs in respect of programming licence agreements for rights of presentation, and are stated in the balance sheet at cost less accumulated amortisation and any impairment losses (see Note 1(r) below). Amortisation is charged to the profit and loss account on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred.

Costs of in-house programmes are written off in the period in which they are incurred.

(f) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provisions for obsolescence.

(g) Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. For the purpose of preparing the cash flow statement, cash equivalents are shown net of advances from banks repayable within three months from the date of the advance. None of the Group's cash and cash equivalents are restricted as to withdrawal.

NOTES TO THE ACCOUNTS *continued*

1. Significant accounting policies *continued*

(h) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if any, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Income from the provision of subscription television and Internet services is recognised at the time when the services are provided.

(ii) Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

(iii) Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

(iv) Programming licensing income is recognised on a straight line basis over the licence period or in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

(v) When the outcome of construction contracts relating to the Group's satellite television services business can be estimated reliably, revenue from a fixed price contract is recognised using the percentage of completion method, measured with reference to the percentage of contract costs incurred to date relative to the estimated total contract costs. When the outcome of such construction contracts cannot be estimated reliably, revenue is recognised only to the extent that recovery of contract costs is probable.

(vi) Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(vii) Interest income is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(i) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

(j) Deferred taxation

Deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(k) Operating leases

Rentals payable and rentals receivable in respect of assets held or provided under operating leases are recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognised in the profit and loss account as an integral part of the aggregate net lease rentals payable or receivable.

(l) Foreign currency translation

The functional currency of the Group's operations is the Hong Kong dollar.

Foreign currency transactions are translated into Hong Kong dollars at the market rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the profit and loss account.

1. Significant accounting policies *continued*

(m) Allowance for doubtful accounts

An allowance for doubtful accounts is provided upon the evaluation of the recoverability of the receivables at the balance sheet date.

(n) Construction contracts

The accounting policy for contract revenue is set out in Note 1(h)(v) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense with reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed the total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings. Amounts received before the related work is performed are included under current liabilities, and amounts billed but not yet paid by the customer for work performed on a contract are included under current assets.

(o) Related party transactions

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operation decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p) Investments in subsidiaries

Investments in subsidiaries are stated in the Company's balance sheet at cost less any impairment losses (see Note 1(r) below), unless the subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value, with changes in fair value recognised in the same way as other investments in securities as set out in Note 1(q) below.

(q) Other investments in securities

(i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(r) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or any impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- investments in subsidiaries (except for those accounted for as other investments in securities as mentioned in Note 1(p) above);
- programming library; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

NOTES TO THE ACCOUNTS *continued*

1. Significant accounting policies *continued*

(r) Impairment of assets *continued*

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where there are assets that do not generate cash flows largely independent of those from other assets, recoverable amounts are determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. Impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss has been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings and corporate and financing expenses.

(t) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2. Turnover

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 33 to the accounts.

Turnover comprises principally subscription and installation fees for cable television services and also includes advertising income net of agency deductions, marketing contributions, channel service fees, television relay service income, programming licence income, fibre network and satellite television systems maintenance income, project management service fees, sales of satellite television systems, television magazine sales, late payment charges to subscribers, Internet service income and similar income.

3. Segment information

Business segments

	Pay television		Internet and multimedia		Consolidated	
	2001 **HK$'000**	2000 HK$'000	**2001** **HK$'000**	2000 HK$'000	**2001** **HK$'000**	2000 HK$'000
Revenue						
External revenue	**1,595,362**	1,540,887	**335,637**	108,514	**1,930,999**	1,649,401
Result						
Segment result	**349,323**	210,088	**(49,692)**	(113,205)	**299,631**	96,883
Unallocated corporate expenses					**(119,802)**	(103,573)
Operating profit / (loss)					**179,829**	(6,690)
Interest income					**58,649**	101,254
Non-operating income / (expense)					**1,027**	(2,397)
Finance expense					**(72,013)**	(72,006)
Taxation					**–**	–
Profit attributable to shareholders					**167,492**	20,161
Assets						
Segment assets	**1,726,945**	2,027,391	**886,527**	423,103	**2,613,472**	2,450,494
Unallocated corporate assets					**1,642,399**	1,676,187
Consolidated total assets					**4,255,871**	4,126,681
Liabilities						
Segment liabilities	**550,628**	636,308	**279,441**	172,133	**830,069**	808,441
Unallocated corporate liabilities					**1,982,427**	2,027,857
Consolidated total liabilities					**2,812,496**	2,836,298
Other information						
Capital expenditure						
– property, plant and equipment	**336,018**	291,302	**286,034**	201,244		
– programming library	**81,078**	115,754				
Depreciation	**285,016**	396,926	**143,198**	47,572		
Amortisation	**103,200**	106,151				

Geographical segments

No geographical segment information is shown, as during the periods presented, less than 10% of the Group's segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

NOTES TO THE ACCOUNTS *continued*

4. Non-operating income / (expense)

This comprises net profit / (loss) on disposal of fixed assets.

5. Profit before taxation

Profit before taxation is stated after charging / (crediting):

	2001 HK$'000	2000 HK$'000
Interest income		
Interest income from listed investments	**(8,691)**	(33,926)
Interest income from bank deposits	**(49,655)**	(67,328)
Other	**(303)**	–
	(58,649)	(101,254)
Finance expense		
Interest expenses on bank overdrafts repayable within five years	**13**	6
Interest expenses on convertible bonds, repayable within five years	**72,000**	72,000
	72,013	72,006
Other items		
Depreciation:		
– assets held for use in operating leases	**32,453**	6,705
– others	**402,206**	442,589
Amortisation of programming library*	**103,253**	106,151
Cost of inventories	**23,841**	18,243
Rentals payable under operating leases in respect of land and buildings	**42,736**	40,742
Auditors' remuneration	**1,802**	1,397
Exchange gain on foreign currency deposits	**–**	(2,599)
Rentals receivable under operating leases in respect of:		
Subleased land and buildings	**(7,146)**	(4,459)
Owned plant and machinery	**(30,955)**	(6,017)

* *Amortisation of programming library is included within programming costs in the consolidated results of the Group.*

Operating expenses are analysed by nature in compliance with SSAP 1, "Presentation of Financial Statements" as follows:

	2001 HK$'000	2000 HK$'000
Depreciation and amortisation (including amortisation of programming library)	**537,912**	555,445
Staff costs	**627,455**	548,883
Other operating expenses	**585,803**	551,763
Total operating costs	**1,751,170**	1,656,091

6. Taxation

(a) Taxation in the consolidated profit and loss account represents:

	2001 HK$'000	2000 HK$'000
Provision for Hong Kong Profits Tax for the year	**8,825**	6,737
Overprovision in respect of prior years	**–**	(1)
Deferred tax credit (Note 32(a))	**(8,825)**	(6,736)
	–	–

The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at 16%. (2000: 16%).

(b) Taxation in the balance sheet represents:

	Group	
	2001 HK$'000	2000 HK$'000
Provision for Hong Kong Profits Tax for the year	**8,825**	6,737
Provisional Profits Tax paid	**(6,737)**	(4,522)
	2,088	2,215

7. Directors' emoluments

Details of Directors' emoluments are as follows:

	2001 HK$'000	2000 HK$'000
Fees	**144**	128
Basic salaries, housing and other allowances, and benefits in kind	**2,978**	3,102
Retirement scheme contributions	**128**	129
Discretionary bonuses and/or performance related bonuses	**4,040**	3,577
Compensation for loss of office	**–**	–
Inducement for joining the Group	**–**	–
	7,290	6,936

Included in the Directors' emoluments were fees of HK$72,000 (2000: HK$48,000) payable to the independent non-executive Directors. Furthermore, reimbursement of expenses of HK$16,000 (2000: Nil) was paid to an independent non-executive Director.

Except Directors' fees of HK$144,000 (2000: HK$128,000), all of the Directors' emoluments disclosed above were paid directly by the Company's ultimate holding company, The Wharf (Holdings) Limited ("Wharf") (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 37(v)).

In addition to the above emoluments, certain Directors were granted share options under the Company's share option scheme and Wharf's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Scheme of the Company" in Disclosure of Further Corporate Information.

NOTES TO THE ACCOUNTS *continued*

7. Directors' emoluments *continued*

The emoluments of the Directors are within the following bands:

	2001 Number of directors	2000 Number of directors
HK$		
Nil – 1,000,000	**9**	7
4,500,001 – 5,000,000	**1**	1
	10	8

8. Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2000: one) is a director whose emoluments are disclosed in Note 7. The aggregate of the emoluments in respect of the other four (2000: four) individuals are as follows:

	2001 HK$'000	2000 HK$'000
Basic salaries, housing and other allowances, and benefits in kind	**9,030**	8,647
Retirement scheme contributions	**778**	706
Discretionary bonuses and/or performance related bonuses	**3,128**	3,219
Compensation for loss of office	**–**	–
Inducement for joining the Group	**–**	–
	12,936	12,572

The emoluments of the four (2000: four) individuals with the highest emoluments are within the following bands:

	2001 Number of individuals	2000 Number of individuals
HK$		
2,500,001 – 3,000,000	**2**	1
3,000,001 – 3,500,000	**1**	2
3,500,001 – 4,000,000	**1**	1
	4	4

9. Profit attributable to shareholders

The profit attributable to shareholders includes a profit of HK$491,346,000 (2000: a loss of HK$2,530,000) which has been dealt with in the accounts of the Company.

10. Dividend attributable to the year

	2001 HK$'000	2000 HK$'000
Final dividend proposed after the balance sheet date of 2.5 cents per share (2000: Nil)	**50,350**	–

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

11. Basic and diluted earnings per share

The calculation of basic earnings per share is based on the net profit of HK$167,492,000 (2000: HK$20,161,000) and the weighted average number of ordinary shares outstanding during the year of 2,014,000,000 (2000: 2,014,000,000).

The calculation of diluted earnings per share is based on the net profit of HK$167,492,000 (2000: HK$20,161,000) and the weighted average number of ordinary shares of 2,022,501,763 (2000: 2,014,000,000) after adjusting for the effects of all dilutive potential ordinary shares as shown below:

	2001 Number of shares	2000 Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	**2,014,000,000**	2,014,000,000
Deemed issue of ordinary shares for no consideration	**8,501,763**	–
Weighted average number of ordinary shares used in calculating diluted earnings per share	**2,022,501,763**	2,014,000,000

The potential issue of ordinary shares in connection with the Company's convertible bonds would not give rise to a decrease in earnings per share and therefore had no dilutive effect on the calculation of diluted earnings per share.

12. Change in accounting policy

In order to comply with SSAP 30 "Business combinations", with effect from January 1, 2001, the Group has adopted an accounting policy of amortising positive goodwill arising on the acquisition of subsidiaries on a straight-line basis to the profit and loss account over its estimated useful economic life. In prior years, positive goodwill arising on the acquisition of subsidiaries was taken to reserves in the year in which it arose. As the Group has taken advantage of the transitional provisions in SSAP 30 which do not require restatement of goodwill written off against reserves prior to January 1, 2001 (the effective date of SSAP 30), such change in accounting policy has no financial effect on the Group for the current and prior years.

In order to comply with SSAP 26 "Segment reporting", with effect from January 1, 2001, the Group has adopted an accounting policy of including as segment revenue, expenses, results, assets and liabilities those items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Corporate and financing expenses are reported as unallocated items. In prior years, all revenue and expenses, except those directly earned or incurred by the Internet and multimedia segment, were reported under the pay television segment. As a result, there has been a reclassification of items included under each reportable segment in the current year as compared to that in the prior year. Comparatives for segment disclosures for the year ended December 31, 2000 have been restated, resulting in increase in operating profit reported under the pay television segment by HK$136,831,000, increase in operating loss reported under the Internet and multimedia segment by HK$33,258,000, and amounts totalling HK$103,573,000 separately reported as unallocated corporate expenses under the new basis.

NOTES TO THE ACCOUNTS *continued*

13. Property, plant and equipment

	Group						
			Leasehold land and buildings in Hong Kong				
	Network, decoders, cable modems and television production systems	Furniture, fixtures, other equipment and motor vehicles	Long lease	Medium lease	Short lease	Leasehold improve-ments	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost							
At January 1, 2001	3,979,490	414,127	3,306	1,938	70	225,110	4,624,041
Additions	554,006	36,597	–	–	–	35,732	626,335
Disposals	(15,940)	(4,296)	–	–	–	(121)	(20,357)
Reclassification	(6,428)	–	–	–	–	–	(6,428)
At December 31, 2001	**4,511,128**	**446,428**	**3,306**	**1,938**	**70**	**260,721**	**5,223,591**
Accumulated depreciation							
At January 1, 2001	2,091,721	345,585	912	44	70	113,246	2,551,578
Charge for the year	389,537	23,929	77	48	–	21,068	434,659
Written back on disposals	(13,319)	(4,292)	–	–	–	(17)	(17,628)
Reclassification	(2,285)	–	–	–	–	–	(2,285)
At December 31, 2001	**2,465,654**	**365,222**	**989**	**92**	**70**	**134,297**	**2,966,324**
Net book value							
At December 31, 2001	**2,045,474**	**81,206**	**2,317**	**1,846**	**–**	**126,424**	**2,257,267**
At December 31, 2000	1,887,769	68,542	2,394	1,894	–	111,864	2,072,463

As at December 31, 2001, the gross carrying amounts of fixed assets of the Group held for use in operating leases were HK$177,386,000 (2000: HK$73,737,000) and the related accumulated depreciation was HK$36,873,000 (2000: HK$6,705,000).

14. Programming library

	Group
	HK$'000
Cost	
At January 1, 2001	506,848
Programming licences and rights acquired	81,349
Written off	(107,241)
At December 31, 2001	**480,956**
Accumulated amortisation	
At January 1, 2001	274,324
Charge for the year	103,253
Written off	(107,241)
At December 31, 2001	**270,336**
Net book value	
At December 31, 2001	**210,620**
At December 31, 2000	232,524

15. Non-current financial assets

	Group	
	2001	2000
	HK$'000	HK$'000
Unlisted non-trading investments	**78,925**	93,425

16. Investment in subsidiaries

	Company	
	2001	2000
	HK$'000	HK$'000
Unlisted shares at cost	**8**	8

Particulars of subsidiaries are set out in Note 33.

NOTES TO THE ACCOUNTS *continued*

17. Long term deposits

The Group has placed deposits with a financial institution, maturing in 2003. The deposits are credit-linked to investment grade debt securities of a fellow subsidiary.

18. Amounts due from subsidiaries

Amounts due from subsidiaries are unsecured and interest free, except for amounts totalling HK$1,800,000,000 (2000: HK$1,800,000,000) which bear interest at 4% per annum and have no fixed terms of repayment.

19. Inventories

	Group	
	2001	2000
	HK$'000	HK$'000
Spare parts, consumables and equipment held for resale	**55,052**	50,876
Less: Provision for obsolescence	**(18,577)**	(21,356)
	36,475	29,520

Included in spare parts, consumables and equipment held for resale are inventories of HK$36,475,000 (2000: HK$29,520,000) stated net of provision made in order to state these inventories at the lower of their cost and estimated net realisable value.

20. Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful accounts) is set out as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
0 to 30 days	**71,550**	67,469
31 to 60 days	**13,916**	14,465
61 to 90 days	**7,270**	7,116
Over 90 days	**5,287**	4,236
	98,023	93,286

The Group has a defined credit policy. The general credit terms allowed range from 0 to 30 days.

21. Amounts due from fellow subsidiaries

Amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand.

22. Cash and cash equivalents

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank deposits	**1,209,944**	1,531,105	**–**	–
Cash at bank and in hand	**2,466**	9,835	**32**	80
	1,212,410	1,540,940	**32**	80

23. Bank overdrafts

Bank overdrafts were repayable on demand and were used for working capital purposes, bearing interest at rates of 5.125% and 9.5% per annum at December 31, 2001 and 2000 respectively.

24. Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
0 to 30 days	**7,389**	12,797
31 to 60 days	**17,172**	19,468
61 to 90 days	**8,584**	5,589
Over 90 days	**13,684**	4,262
	46,829	42,116

25. Amounts due to subsidiaries

Amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment.

26. Amounts due to fellow subsidiaries

Amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand.

27. Amount due to immediate holding company

Amount due to immediate holding company is unsecured, interest free, and has no fixed term of repayment.

NOTES TO THE ACCOUNTS *continued*

28. Current assets and current liabilities

Included under current assets and current liabilities are amounts which are expected to be recovered / settled after more than one year as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Inventories	**18,167**	10,924	–	–
Accounts receivable from trade debtors	**2,548**	2,548	–	–
Prepayments and other receivables	**4,400**	2	–	–
Deposits	**2,260**	6,277	–	–
Amounts due from fellow subsidiaries	**7,129**	8,511	–	–
Accrued expenses and other payables	–	(34,902)	–	–
Receipts in advance and customers' deposits	**(86,749)**	(93,763)	–	–
Amounts due to fellow subsidiaries	**(13)**	–	–	–
Amounts due to subsidiaries	–	–	–	(4)

29. Share capital

	2001	2000
	HK$'000	HK$'000
Authorised		
8,000 million ordinary shares of HK$1 each	**8,000,000**	8,000,000
Issued and fully paid		
2,014 million ordinary shares of HK$1 each	**2,014,000**	2,014,000

Pursuant to the Company's share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

At December 31, 2001, the outstanding options were:

			Number of options			
Date options granted	**Period during which options exercisable**	**Exercise price per share**	**At January 1, 2001**	**Granted during the year**	**Lapsed during the year**	**At December 31, 2001**
February 8, 2000	April 1, 2001 to December 31, 2009	HK$10.49	19,520,000	–	(560,000)	18,960,000
February 19, 2001	July 1, 2002 to December 31, 2003	HK$3.30	–	34,813,000	(1,812,000)	33,001,000
February 19, 2001	July 1, 2002 to December 31, 2005	HK$3.30	–	15,221,000	(339,000)	14,882,000

30. Reserves

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
(a) Revenue reserve				
At January 1*	**(5,549,943)**	(5,570,104)	**(1,908)**	622
Transfer from profit and loss account	**167,492**	20,161	**491,346**	(2,530)
At December 31*	**(5,382,451)**	(5,549,943)	**489,438**	(1,908)
(b) Share premium				
At January 1 and December 31	**4,826,326**	4,826,326	**4,826,326**	4,826,326
(c) Investment revaluation reserve				
At January 1	**–**	–	**–**	–
Revaluation deficit	**(14,500)**	–	**–**	–
At December 31	**(14,500)**	–	**–**	–
Total reserves	**(570,625)**	(723,617)	**5,315,764**	4,824,418

At December 31, 2001, reserves of the Company available for distribution to shareholders amounted to HK$489,438,000 (2000: Nil).

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

* *Included in the Group's revenue reserve at January 1 and December 31, 2001 is positive goodwill written off against reserves in prior years amounting to HK$197,785,000. The amount has not been restated in accordance with the accounting policy set out in Note 1(c)(ii) above as the Group has taken advantage of the transitional provisions in SSAP 30 as explained in Note 12 above.*

31. Interest-bearing borrowings

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Convertible bonds	**1,800,000**	1,800,000	**1,800,000**	1,800,000

These comprise convertible bonds of principal value HK$1,800 million held by the Wharf group. The bonds are convertible to shares at a price of HK$11.95 per share, which would result in the issue of approximately 151 million shares upon full conversion, to rank pari passu and carry the same rights and privileges in all respects as other shares of the Company.

The term of the bonds is four years from November 24, 1999, the date on which the Company's shares commenced trading on The Stock Exchange of Hong Kong Limited. Interest is payable at the rate of 4% per annum, payable semi-annually in arrears.

NOTES TO THE ACCOUNTS *continued*

31. Interest-bearing borrowings *continued*

The holders of the bonds may require the Company to convert part or all of the bonds at any time during the 4-year term of the bonds, subject to certain conditions. The Company may repurchase bonds at any time at any price by agreement with the bondholder.

Unless previously repurchased, cancelled, redeemed or converted, the bonds will be redeemed at their principal amount on maturity.

32. Deferred taxation

(a) Movements on deferred taxation comprise:

	Group	
	2001	2000
	HK$'000	HK$'000
At January 1	**159,444**	166,180
Transfer to the profit and loss account (Note 6(a))	**(8,825)**	(6,736)
At December 31	**150,619**	159,444

The amounts provided for deferred taxation represent mainly tax depreciation allowances in excess of the related accounting depreciation.

(b) The major components of the net deferred tax asset not provided for are as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Future benefit of tax losses	**1,046,728**	1,063,828
Accelerated amortisation of the programming library	**–**	(37,204)
Tax depreciation allowances in excess of related accounting depreciation	**(112,153)**	(84,901)
Provision for obsolete inventories	**32**	32
	934,607	941,755

33. Particulars of subsidiaries

The subsidiaries of the Company at December 31, 2001 were as follows:

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Percentage of ordinary shares held Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	–
Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	–
			2 non-voting deferred shares of HK$1 each	–	–
Global Media In Force Limited	Hong Kong	Advertising airtime, programme licensing and online shopping	2 ordinary shares of HK$1 each	–	100
Hong Kong Cable Television Limited	Hong Kong	Pay television services	1,000,000,000 ordinary shares of HK$1 each	–	100
i-CABLE Cineplex Limited	Hong Kong	Inactive	10,000,000 ordinary shares of HK$1 each	–	100
i-CABLE China Limited	British Virgin Islands	Inactive	500 ordinary shares of US$1 each	–	100
i-CABLE Network Limited	Hong Kong	Network operation services	100 ordinary shares of HK$1 each	–	100
			2 non-voting deferred shares of HK$1 each	–	–
i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	–	100
i-CABLE WebServe Limited	Hong Kong	Internet and multimedia services	2 ordinary shares of HK$1 each	–	100

NOTES TO THE ACCOUNTS *continued*

33. Particulars of subsidiaries *continued*

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Percentage of ordinary shares held Directly	Indirectly
i-CABLE Ventures Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	100	–
Kreuger Assets Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	–	100
Maspon Company Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	–	100
			2 non-voting deferred shares of HK$1 each	–	–
Moscan Assets Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	–	100
New Television and Film International Limited	Hong Kong	Inactive	2 ordinary shares of HK$10 each	–	100
Rediffusion Engineering Limited	Hong Kong	Systems installation and operation	100 ordinary shares of HK$1 each	–	100
			2 non-voting deferred shares of HK$1 each	–	–
Rediffusion (Hong Kong) Limited	Hong Kong	Cable television relay services	100 ordinary shares of GBP0.50 each	–	100
			40,000 non-voting deferred shares of GBP0.50 each	–	–
Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	–	100
Riddlewood Company Limited	Hong Kong	Investment holding	2 ordinary shares of HK$1 each	–	100

33. Particulars of subsidiaries *continued*

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Percentage of ordinary shares held Directly	Indirectly
Wisdom Global Holdings Limited	British Virgin Islands	Investment holding	500 ordinary shares of US$1 each	–	100

Details of partnerships held indirectly through subsidiaries at December 31, 2001 were as follows:

Name of partnership	Law under which incorporated	Principal activities	Percentage of interest
The Cable Leasing Partnership	Hong Kong	Leasing	100
The Network Leasing Partnership	Hong Kong	Leasing	100

34. Operating leases

(a) Significant leasing arrangements

The Group leases a number of premises under operating leases for use as office premises, carparks, warehouses, district centres, retail shops, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of three to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem equipment to subscribers under operating leases. The terms of the leases vary and may run for an initial period of not more than twelve months. Upon expiry, the leases will automatically renew on a year–to–year basis at prevailing rate unless terminated by the lessees by giving 30 days' written notice prior to the lease expiration date. None of the leases includes contingent rentals.

(b) Operating lease commitments

The total future minimum lease payments payable under non–cancellable operating leases are as follows:

	Group		Company	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**36,199**	36,848	–	–
After one year but within five years	**106,481**	136,700	–	–
After five years	**13,529**	22,651	–	–
	156,209	196,199	–	–

NOTES TO THE ACCOUNTS *continued*

34. Operating leases *continued*

(c) Future operating lease income

(i) The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2001 amounted to HK$15,039,000 (2000: HK$845,000).

(ii) The total future minimum lease payments receivable in respect of cable modem equipment under non-cancellable operating leases are as follows:

	Group		Company	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Within one year	**5,274**	5,629	–	–

35. Capital commitments

Capital commitments outstanding as of December 31, 2001 not provided for in the accounts were as follows:

	Group		Company	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Authorised and contracted for				
– Plant and equipment	**160,743**	61,982	–	–
– Programming rights	**2,626**	–	–	–
	163,369	61,982	–	–
Authorised but not contracted for				
– Plant and equipment	**132,343**	22,376	–	–
– Programming rights	**28,907**	5,494	–	–
	161,250	27,870	–	–

36. Contingent liabilities

As of December 31, 2001, there were contingent liabilities in respect of the following:

(i) Performance bond amounting to HK$20 million (2000: HK$25 million) given to the Telecommunications Authority of Hong Kong as required under the Group's fixed telecommunications network services licence.

(ii) The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(iii) Guarantees, indemnities and letters of awareness to banks totalling HK$151 million (2000: HK$78 million) in respect of overdraft facilities and guarantees given by those banks in respect of programming and equipment acquisitions, customs duties and other charges relating to subsidiaries. Of this amount, at December 31, 2001, HK$41 million (2000: HK$37 million) was utilised by the subsidiaries.

36. Contingent liabilities *continued*

(iv) The Group is currently in discussion with the Inland Revenue Department regarding the deductibility of certain interest payments claimed in previous years' tax computations. The outcome of the discussion is uncertain. The management of the Group is of the view that there are ample grounds to support the deductibility of the interest expense and accordingly, no provision has been made in this respect. In addition, the immediate holding company has indemnified the Group against any liability for tax which may arise in consequence of an event occurring on or before November 1, 1999. It is estimated that the maximum tax exposure at December 31, 2001 amounted to HK$97 million, of which HK$72 million will be indemnified by the immediate holding company.

37. Related party transactions

The following represent material related party transactions between the Group and related parties during the year ended December 31, 2001:

	2001	2000
	HK$'000	HK$'000
Interest expenses on convertible bonds held by the Wharf group *(Note (i))*	**72,000**	72,000
Rentals payable and related management fees on land and buildings *(Note (ii))*	**40,700**	38,954
Rentals receivable on land and buildings *(Note (iii))*	**(5,769)**	(1,972)
Network repairs and maintenance services charge *(Note (iv))*	**(16,307)**	(14,243)
Management fees *(Note (v))*	**12,797**	11,991
Computer services *(Note (vi))*	**9,106**	10,751
Leased line and Public Non-Exclusive Telecommunications Service ("PNETS") charges and international bandwidth access charges *(Note (vii))*	**20,916**	7,364
Project management fees *(Note (viii))*	**(10,371)**	(10,188)

Notes:

(i) This represents interest expenses on convertible bonds held by the Wharf group.

(ii) These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres, retail shops and hub sites. As at December 31, 2001, related rental deposits amounted to HK$8,773,000 (2000: HK$8,473,000).

(iii) This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iv) This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(v) This represents costs incurred by a fellow subsidiary on the Group's behalf which were recharged to the Group.

(vi) This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vii) This represents service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.

(viii) This represents fees received from a fellow subsidiary for the provision of project management services.

Included in Note 13 were additions to property, plant and equipment totalling HK$5,854,000 (2000: Nil) constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2001.

The immediate holding company has issued deeds of indemnity in respect of certain litigation, taxation and costs arising in respect of the period prior to the Reorganisation. The Group is not charged for these indemnities.

NOTES TO THE ACCOUNTS *continued*

38. Post balance sheet event

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 10.

39. Comparative figures

Certain comparative figures in Note 5 and Note 34 have been adjusted as a result of the adoption of SSAP 14 "Leases" to enhance the comparability of the accounts. Similarly, the presentation of Note 14 and Note 35 has been changed as a result of the adoption of SSAP 29 "Intangible assets".

40. Ultimate holding company

The directors consider the ultimate holding company at December 31, 2001 to be The Wharf (Holdings) Limited, which is incorporated in Hong Kong.

41. Approval of accounts

The accounts were approved and authorised for issue by the directors on March 14, 2002.

FIVE-YEAR FINANCIAL SUMMARY

(Expressed in HK$' million)

	1997	1998	1999	2000	**2001**
Results					
Turnover	1,057	1,262	1,346	1,649	**1,931**
Operating expenses (excluding network rental expense)	(1,669)	(1,609)	(1,590)	(1,656)	**(1,751)**
Network rental income	172	252	208	–	–
Network rental expense	(102)	(143)	(117)	–	–
Operating profit/(loss)	(542)	(238)	(153)	(7)	**180**
Interest income	–	–	11	101	**58**
Non–operating income/(expense)	–	(4)	(6)	(2)	**1**
Finance expense	(236)	(332)	(90)	(72)	**(72)**
Profit/(loss) before taxation	(778)	(574)	(238)	20	**167**
Taxation – credit	2	5	1	–	**–**
Profit/(loss) attributable to shareholders	(776)	(569)	(237)	20	**167**
Assets and Liabilities					
Property, plant and equipment	2,930	2,783	2,033	2,072	**2,257**
Programming library	100	123	223	233	**211**
Non–current financial assets	–	–	39	93	**79**
Long term deposits	–	–	–	–	**312**
Current assets	201	176	1,756	1,728	**1,397**
Total assets	3,231	3,082	4,051	4,126	**4,256**
Current liabilities	7,816	8,243	815	877	**862**
Non–current liabilities	179	172	1,966	1,959	**1,951**
Total liabilities	7,995	8,415	2,781	2,836	**2,813**
Share capital	–	–	2,014	2,014	**2,014**
Reserves	(4,764)	(5,333)	(744)	(724)	**(571)**
Total liabilities and equity	3,231	3,082	4,051	4,126	**4,256**

Note: The results for the two years ended December 31, 1998 and the balance sheets as at December 31, 1997 and 1998 have been prepared on a combined basis as if the Group structure, at the time when the Company's shares were listed on The Stock Exchange of Hong Kong Limited, had been in existence throughout the years concerned.

DISCLOSURE OF FURTHER CORPORATE INFORMATION

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):–

(A) Biographical Details of Directors and Senior Managers

(i) Directors

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 49)
Mr. Ng became Chairman of the Company in August 2001. He has been a Director, President and Chief Executive Officer and had formerly been Deputy Chairman of the Company since 1999. He is also the deputy chairman and managing director of The Wharf (Holdings) Limited ("Wharf"), deputy chairman of Wheelock and Company Limited ("Wheelock"), a director of Joyce Boutique Holdings Limited ("Joyce") and chairman, president and chief executive officer of Wharf New T&T Limited ("WNTT"). He serves as a member of the Hong Kong – United States Business Council. Furthermore, he is a director of Wharf Communications Limited (formerly known as Wharf Communications Investments Limited) ("Wharf Communications") and WF Investment Partners Limited, both of which, as well as Wharf and Wheelock, are each deemed under the Securities (Disclosure of Interests) Ordinance of Hong Kong (the "SDI Ordinance") to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

David K. D. Hsu, Director (Age: 59)
Dr. Hsu has been a Director of the Company since 2000. He is also the chairman of Multi-Fineline Electronix, Inc., a circuit manufacturer in U.S.A., a Director of MedicineNet, Inc., Webzter, Inc., California Gastroenterology Network and the former chairman of First Internet Franchise Corporation. Furthermore, he is a member of Orange County Medical Association, American Society of Gastrointestinal Endoscopy and an associate clinical professor of medicine, University of California, Irvine.

Fa Kuang Hu, CBE, JP, Director (Age: 78)
Mr. Hu has been a Director of the Company since 1999. He is also the chairman of Ryoden Development Limited and is a director of Hysan Development Company Limited. Furthermore, he is a member of the Chinese People's Political Consultative Conference.

Victor C. W. Lo, GBS, JP, Director (Age: 51)
Mr. Lo has been a Director of the Company since 2000. He is also the chairman and chief executive of publicly-listed Gold Peak Industries (Holdings) Limited. He is one of the leading industrialists in the region. Furthermore, he is currently the chairman of the Federation of Hong Kong Industries and the Hong Kong Science and Technology Parks Corporation, a member of Hong Kong's Council of Advisors on Innovation and Technology, and a council member of the Hong Kong Trade Development Council. He was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2001.

Dennis T. L. Sun, Director (Age: 51)
Dr. Sun has been a Director of the Company since December 2001. He is the chairman and managing director of publicly-listed China-Hongkong Photo Products Holdings Limited ("CCPH"). He is also a director of Searich Group Limited, which is the controlling shareholder of CPPH. Furthermore, he is the honorary president and chairman of the Hong Kong Photo Marketing Association and also the life honorary advisor of the Photographic Society of Hong Kong. He is also the vice patron of the Community Chest of Hong Kong from 1999 to 2002, a trustee of The Better Hong Kong Foundation and also appointed as a member of Equal Opportunities Commission from 2000 to 2002. Furthermore, he is a council member of the Lingnan University. He was awarded the Bronze Bauhinia Star in 1999.

Paul Y. C. Tsui, Director (Age: 55)
Mr. Tsui has been a Director of the Company since 1999. Mr. Tsui is also an executive director of Wharf, a director of Wheelock, Joyce, Harbour Centre Development Limited, Marco Polo Developments Limited, as well as being the group financial controller of Wheelock and Wharf. Furthermore, he is a director of Wharf Communications, which, as well as Wharf and Wheelock, are each deemed under the SDI Ordinance to have an interest in the share capital of the Company discloseable to the Company under the provisions of Part II of the SDI Ordinance.

Gordon Y. S. Wu, KCMG, FICE, Director (Age: 66)
Sir Gordon Wu has been a Director of the Company since October 2001. He is the chairman and managing director as well as the founder of publicly-listed Hopewell Holdings Limited. He is active in civic and community services, and has received many awards and honours which include, *inter alia*, chairmanship of Hong Kong Polytechnic University Council since 1997 and Hong Kong Port and Maritime Board since 2000, as well as membership of Chinese People's Political Consultative Conference, PRC since 1983, Hong Kong Trade Development Council since 1997 and Commission on Strategic Development, HKSAR since 1998. He is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958.

(ii) Senior management

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 49)

Samuel S. F. Wong, Chief Financial Officer (Age: 40)
Mr. Wong joined Hong Kong Cable Television Limited ("HKC") in 1993 and was appointed Corporate Finance Director in 1995. He became Finance and Corporate Development Director in 1997 to head up the new Finance and Corporate Development Department with responsibilities for finance, planning, investment projects, development of new services and commercial dealings with acquired channels. He was appointed Chief Financial Officer of the Company and HKC in February 2002. Mr. Wong previously worked in Toronto, Canada with the investment and corporate banking group of the Bank of the Nova Scotia and as a chartered accountant with PricewaterhouseCoopers.

May M. G. Fung, Executive Director – Programming Services, HKC (Age: 58)
Ms. Fung joined HKC in 1992 and was appointed Television Operations Director in 1996. She became an executive director, Programming Services of HKC in February 2002. She is responsible for the administration of TV operations at HKC. Prior to joining HKC, Ms. Fung worked at Television Broadcasts Limited from 1967 and has over 30 years' experience in television, media and communications.

Vincent T. Y. Lam, Executive Director – Technology and Network Services, HKC (Age: 51)
Mr. Lam joined Wharf Communications in 1992 as Vice President – Planning, to lead its investment in pay-TV, telecommunications, and related operations in Hong Kong and China. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 1999, Mr. Lam became Strategic Planning Director of HKC, responsible for the legal, regulatory and long-term planning. He was appointed an executive director, Technology and Network Services of HKC in February 2002. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Eric Lo, Executive Director – Cable Subscription Services, HKC (Age: 51)
Mr. Lo joined HKC in 1993 as Marketing and Sales Director to create and manage HKC's marketing and sales organisation. He was appointed Cable Operations Director in 1995 and became an executive director, Cable Subscription Services of HKC in February 2002. Mr. Lo has an extensive background in consumer marketing. Prior to joining HKC, Mr. Lo was associated with American Express, Sears Roebuck and The Bank of Montreal.

Benjamin W. S. Tong, Executive Director – Multimedia Services, HKC (Age: 52)
Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group's high-speed Internet access service. He became an executive director, Multimedia Services of HKC in February 2002. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, China and Taiwan. Prior to joining HKC, Mr. Tong was Marketing and Sales Director in Taiwan for American Express.

Garmen K. Y. Chan, Vice President – External Affairs (Age: 48)
Mr. Chan joined Wharf Communications in 1995 as External Affairs Director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

Paul K. S. Lo, Vice President – Human Resources (Age: 46)
Mr. Lo joined HKC in 2000 as Vice President – Human Resources. He has over 20 years of experience in human resources management in a variety of industries, including electronics manufacturing and multinational trading conglomerates. Prior to joining HKC, Mr. Lo was General Manager – Group Human Resources & Communications of Dah Chong Hong Ltd.

Simon K. K. Yu, Vice President – Administration and Audit (Age: 48)
Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed Corporate Controller-Operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC.

DISCLOSURE OF FURTHER CORPORATE INFORMATION *continued*

Samuel C. C. Tsang, Chief Operating Officer – Global Media In Force Limited (Age: 45)
Mr. Tsang joined Wharf Communications in 1992 as Marketing Consultant to bid for the first cable television licence in Hong Kong. Upon the launch of HKC, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became Chief Operating Officer of Global Media in Force Limited when it was set up in 2000. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in China and Hong Kong.

(B) Retirement Scheme and Mandatory Provident Fund

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees' salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group's principal retirement scheme will be closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund ("MPF") with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

The Group's retirement scheme costs charged to the profit and loss account during the year ended December 31, 2001 amounted to HK$32,801,046 (2000: HK$25,240,981) which were incurred after utilisation of forfeitures to reduce the Group's contributions of HK$4,098,815 (2000: HK$10,572,841).

Note: The total employers' cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2001 amounted to HK$39,054,236.

(C) Share Option Scheme (the "Scheme") of the Company

(I) Summary of the Scheme

(a) *Purpose of the Scheme:*

To recognise employees' effort and contributions to the Group's successful business achievements.

(b) *Participants of the Scheme:*

Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

(c) (i) *Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2001:*

201,400,000

(ii) *Percentage of the issued share capital that it represents as at December 31, 2001:*

10%

(d) *Maximum entitlement of each participant under the scheme as at December 31, 2001:*

50,350,000

(e) *Period within which the Shares must be taken up under an option:*

Employees Share Option Plan ("ESOP")

For ESOP 1 : From April 1, 2001 to Dec 31, 2009.

For ESOP 2 : From July 1, 2002 to Dec 31, 2003.

For ESOP 3 : From July 1, 2002 to Dec 31, 2005.

(f) *Minimum period for which an option must be held before it can be exercised:*

For ESOP 1:

(i) The first 20% of the entitlement – on or after April 1, 2001;

(ii) The next 40% of the entitlement – on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and

(iii) The remaining 40% entitlement – on or after the date on which it is announced that the Company's audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.

For ESOP 2:

(i) The first 50% of the entitlement – on or after July 1, 2002; and

(ii) The remaining 50% of the entitlement – on or after April 1, 2003.

For ESOP 3:

(i) The first 30% of the entitlement – on or after July 1, 2002;

(ii) The next 30% of the entitlement – on or after July 1, 2003; and

(iii) The remaining 40% of the entitlement – on or after July 1, 2004.

(g) (i) Price payable on application or acceptance of the option:

HK$10

(ii) The period within which payments or calls must or may be made or loans of such purposes must be repaid:

28 days after the offer date of an option.

(h) *Basis of determining the exercise price:*

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i) the closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) *The remaining life of the scheme :*

8 years

DISCLOSURE OF FURTHER CORPORATE INFORMATION *continued*

(ii) Details of share options granted

Details of share options granted to Directors of the Company are set out in the section headed "Directors' interests in shares" in the Report of the Directors.

Particulars, and movements during the financial year, of the Company's outstanding share options, which were granted to approximately 1,700 employees (including a Director who was granted share options) working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, are as follows:–

Date granted (Day/Month/Year)	No. of outstanding share options as at 01/01/2001	No. of share options granted during the financial year	No. of share options lapsed during the financial year	No. of outstanding share options as at 31/12/2001	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options	Consideration paid for the options granted
(i) 08/02/2000	19,520,000	–	(560,000)	18,960,000	01/04/2001 to 31/12/2009	HK$10.49	HK$10
(ii) 19/02/2001	–	34,813,000	(1,812,000)	33,001,000	01/07/2002 to 31/12/2003	HK$3.30	HK$10
(iii) 19/02/2001	–	15,221,000	(339,000)	14,882,000	01/07/2002 to 31/12/2005	HK$3.30	HK$10
	19,520,000	50,034,000	(2,711,000)	66,843,000			

The closing price of the shares immediately before the date of offer of the share options per (ii) and (iii) above was HK$3.90 per share.

No share option was exercised or cancelled during the financial year. Apart from the Director and employees mentioned above, no option was granted to any other categories of participants as stated in rule 17.07 of the Listing Rules.

(iii) Valuation of share options granted during the financial year

The share options granted are not recognised in the accounts until they are exercised. The weighted-average value per option granted in 2001 and 2000 estimated at the date of grant using the Black-Scholes Option pricing model was HK$1.2 and HK$2.3 respectively. The weighted-average assumptions used are as follows:

	2001	2000
Risk-free rate (per annum)	**5.0%**	6.8%
Expected life	**1.7 to 3.7 years**	2.0 to 4.1 years
Volatility (per annum)	**30%**	35%
Expected dividend yield (per annum)	**1%**	1%

The Black-Scholes Option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes Option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

(D) Major Customers & Suppliers

For the year ended December 31, 2001:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

(E) Directors' Interests in Competing Business

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Hong Kong Stock Exchange.

Two Directors of the Company, namely, Messrs. S. T. H. Ng and P. Y. C. Tsui, being also directors of WNTT, a wholly-owned subsidiary of Wharf, are considered as having an interest in WNTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried by WNTT constitutes a competing business of the Group.

WNTT currently holds a FTNS licence to provide, *inter alia*, local and international telecommunications services. WNTT is therefore a potential competitor of the Group for the provision of data services at the present and voice services in the future. However, the Group focuses on residential subscribers who are connected by its HFC network while WNTT's focus has since the initial public offering of the Company's shares in November 1999 been mainly on the business market.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Hong Kong Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WNTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses is adequately safeguarded and the Group is capable of carrying on its communications businesses independently of WNTT.

For further safeguarding the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, *inter alia*, that the Group's communications businesses are and continue to be run on the basis that they are independent of, and at arm's length from, that of the Wharf group.

(F) Compliance with Code of Best Practice

The Company has complied throughout the year the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Hong Kong Stock Exchange. Nevertheless, certain matters regarding three connected transactions with subsidiaries of Wharf entered into during the year as described in paragraphs (I)2(b), (I)3(b) and (IV)2 on page 84 under the section headed "Disclosure of Connected Transactions", being matters involving conflict of interest of the Company's substantial shareholder, namely, Wharf, were approved by resolutions in writing of the Directors of the Company (being technically as valid as and equivalent to resolutions passed at a Directors' meeting), and not approved by resolutions passed at a full board meeting of the Company as stipulated under paragraph 11 of the abovementioned Code of Best Practice.

(G) Summary of Significant Differences between HK GAAP and US GAAP

The Group's accounting policies conform with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). A summary of significant differences between HK GAAP and US GAAP will be published on the Group's corporate website www.i-cablecomm.com.

DISCLOSURE OF CONNECTED TRANSACTIONS

Details in relation to certain connected transactions (the "Connected Transactions") between the Company (the Company being a 79.44% owned subsidiary of The Wharf (Holdings) Limited ("Wharf")) and/or its subsidiaries (together, the "Group") with other members of the Wharf group (together, the "Wharf Group"), which were disclosed in press announcements of the Company dated August 29, 2000, August 14, 2001 and January 2, 2002, are summarised below:

Description of the Connected Transactions	**Amount paid/received for the year ended December 31, 2001 HK$ million**
(I) Property	
1. *Headquarters leased from the Wharf Group* Factory 3 on G/F, 4/F to 12/F (inclusive), portions of 1/F and 2/F, units 1-7 on 40/F, units 1, 2 and 4 on G/F, storeroom 3 on the roof top, and various car-parking and lorry-parking spaces of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories ("Cable TV Tower").	30.6
2. *Licences granted to the Wharf Group to occupy premises*	
(a) Northern portion of 12/F of Cable TV Tower.	1.7
(b) 9/F and 12/F of Cable TV Tower.	3.3
3. *Licences granted by the Wharf Group to occupy premises*	
(a) Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories.	0.1
(b) Units C & D, 6/F of Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay, Kowloon.	1.4
4. *Car-parking spaces rented from the Wharf Group* Car-parking spaces at Chai Wan Kok Street, Tsuen Wan, New Territories.	2.0
(II) Computer services	
1. Information technology services provided by the Wharf Group.	2.8
2. Billing services provided by the Wharf Group.	6.0
(III) Network	
1. Maintenance and sharing of ducts, cables and ancillary equipment provided to the Wharf Group.	16.2
2. Telecommunications services provided by the Wharf Group.	20.9
3. Project management services provided to the Wharf Group.	7.7
4. Multi-party arrangements for the construction, sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong:	
(a) Payment to the Wharf Group	0.4
(b) Payment from the Wharf Group	1.5
(IV) Advertising services	
1. On-air advertising services provided to the Wharf Group	0.9
2. Tramcar advertising services provided by the Wharf Group	1.5
(V) Management services provided by the Wharf Group	12.8
(VI) Video link service provided by the Wharf Group	2.2

(VII) Conditional waivers granted by the Hong Kong Stock Exchange

As all of the Connected Transactions are and will continue to be conducted on an ongoing basis, it is considered that strict compliance with the relevant requirements (the "Requirements") relating to the Connected Transactions under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") would be impractical. On application by the Company, the Hong Kong Stock Exchange granted to the Company conditional waivers from strict compliance with the Requirements in respect of the Connected Transactions.

(VIII) Confirmation from the Directors

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and confirmed that:–

1. the Connected Transactions were:

   (a) entered into by the Group in the ordinary and usual course of its business;

   (b) conducted either (A) on normal commercial terms (which expression will be applied by reference to connected transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

   (c) entered into either (A) in accordance with the terms of the agreements governing such Connected Transactions or (B) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

2. in respect of each of the Connected Transactions mentioned above in paragraph numbered (I)1, (I)2(a), (I)3(a), (I)4, (II)1, (II)2, (III)1, (III)2, (III)3, (III)4, (IV)1 and (V), the aggregate amount of Connected Transactions within each such category for the financial year ended December 31, 2001 of the Company did not exceed various cap amounts, where applicable, as set out in a previous conditional waiver granted by the Hong Kong Stock Exchange in January 2000, and, based on latest projections, also would not exceed 3% of the Group's consolidated net tangible assets as disclosed in the Company's audited consolidated accounts for the year ended December 31, 2001;

3. in respect of each of the Connected Transactions mentioned above in paragraph numbered (I)2(b), (I)3(b) and (IV)2, the annual fees paid for each of such category did not exceed HK$10 million in the financial year ended December 31, 2001; and

4. in respect of the Connected Transaction mentioned above in paragraph numbered (VI), the annual amount did not exceed 1% of the Group's turnover for the immediately preceding year.

CORPORATE INFORMATION

Board of Directors

Mr. Stephen T. H. Ng (*Chairman*)
Dr. David K. D. Hsu
Mr. F. K. Hu, CBE, JP
Mr. Victor C. W. Lo, GBS, JP
Dr. Dennis T. L. Sun, BBS
Mr. Paul Y. C. Tsui
Sir Gordon Y. S. Wu, KCMG, FICE

Group Executives

Mr. Stephen T. H. Ng *(Chairman & Chief Executive Officer)*
Mr. Samuel S. F. Wong *(Chief Financial Officer)*
Ms. May M. G. Fung *(Executive Director, Programming Services, HKC*)*
Mr. Vincent T. Y. Lam *(Executive Director, Technology and Network Services, HKC*)*
Mr. Eric Lo *(Executive Director, Cable Subscription Services, HKC*)*
Mr. Benjamin W. S. Tong *(Executive Director, Multimedia Services, HKC*)*
Mr. Garmen K. Y. Chan *(Vice President, External Affairs)*
Mr. Paul K. S. Lo *(Vice President, Human Resources)*
Mr. Simon K. K. Yu *(Vice President, Information, Administration & Audit)*
Mr. Samuel C. C. Tsang *(Chief Operating Officer, Global Media in Force Limited)*

** HKC – Hong Kong Cable Television Limited*

Secretary

Mr. Wilson W. S. Chan, FCIS

Auditors

KPMG

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Registrars

Tengis Limited
4/F., Hutchison House, 10 Harcourt Road Central, Hong Kong

ADR Depositary

The Bank of New York
101 Barclay Street
New York NY 10286
USA

Registered Office

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
Telephone: (852) 2118 8118 Fax: (852) 2118 8018

Principal Business Address

Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

Listing

i-CABLE Communications Limited's shares are listed under the Code "1097" on the Stock Exchange of Hong Kong Limited and its American depositary shares, each representing 20 ordinary shares, are listed under the symbol "ICAB" on the Nasdaq Stock Market.

Corporate Website Address

www.i-cablecomm.com

Inquiries

info@i-cablecomm.com

A Chinese version of this annual report is available from the Company upon request.

如有需要，可向本公司索取本年報之中文版本



誠意獻
大會指定電視台
有線新聞第一
基礎工程完成

有線寬頻 i-CABLE

i-CABLE COMMUNICATIONS LIMITED

Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

www.i-cablecomm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: ______________________

Name: Samuel Wong
Title: Chief Financial Officer

Dated: May 16, 2002